Emerald Health Therapeutics Reports Second Quarter 2020 Financial Results and Provides Corporate Update

VANCOUVER, August 31, 2020 -- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) reported financial results for the three and six months ended June 30, 2020. Full versions of the Company's unaudited condensed interim consolidated financial statements and MD&A can be found on SEDAR at www.sedar.com.

"The second quarter was a very solid quarter in all aspects of our business. It marked a fundamental and notable shift in our financial performance; significant progress in all aspects of our operations; the launch of new brands and new products; and, importantly, substantial progress on delineating our go-forward strategy and vision," said Riaz Bandali, President & Chief Executive Officer of Emerald. "The fact that we were able to deliver so well on all of these objectives during these unprecedented times is a testament to the tremendous effort of our team and the systematic discipline that we have placed on improving every aspect of our operational and financial performance, which has been our focus since I joined the company 13 months ago.

"In the second quarter, we started to realize the impact of our considerable cost restructuring actions over the last three quarters, which when coupled to the significant efficiencies achieved in our operations, had a very positive impact on our operating results, gross margin and EBITDA. In addition, our 41.3% owned joint venture, Pure Sunfarms, continues to achieve leading market share in Ontario and strong growth in other provinces like Alberta. Pure Sunfarms recently made its first shipment of vapes and oil tinctures to the BC liquor board, and with the shipment of its Cannabis 2.0 products into other provinces, it continues to entrench its competitive position across Canada. We are very optimistic about the value of our assets going forward."

Emerald and Pure Sunfarms Joint Venture Summary

Emerald 2Q20 Financials (compared to 2Q2019 and 1Q2020)

  Positive gross margin of $1.0M shows significant improvement over a gross margin of negative $1.3M in 2Q19 and negative $0.9M in 1Q20. Emerald achieved a positive 30% margin of cost of goods sold over net sales in the current quarter. The significant gross margin improvement is due to a larger proportion of higher margin product sold that has been cultivated at Emerald's own facilities, processing efficiencies, and a lower cost base of input material as compared to 1Q20.
  All-in average growing cost of $0.99 (including depreciation; excluding trim) per gram from Emerald's two facilities in St. Eustache, Quebec and in Richmond, BC. Cash growing cost of $0.78 (excluding depreciation) per gram. The two Emerald facilities harvested over 3,000 kilograms of cannabis flower and trim during the quarter.
  Net sales of $2.5M decreased 46% compared to $4.6M in 2Q19 and decreased 14% from $2.9M in 1Q20. Emerald  was able to maintain  sales at a relatively flat level in 2Q20 in comparison to 1Q despite the significant market and pricing pressure of dried flower in the retail sector and the delay of the launch of the SouvenirTM brand, which only happened in the last week of June 2020.
  Total SG&A expense of $3.5M, which includes $1.0 of non-cash expenses, decreased $9.0M from $12.4M in 2Q19 and decreased $2.5M from $6.0M in 1Q20.
  Net loss of $18.9M includes a $17.1M impairment of the Verdélite cash generating unit (a non-cash item). Details on the impairment are available in the condensed interim consolidated financial statements for the period ended June 30, 2020.
  Operating loss of $2.4M decreased 82% from $12.4M in 2Q19 and decreased 64% from $6.9M in 1Q20. Improvement in operating loss was driven by improvements in gross margin and lower SG&A expenses when compared to 1Q20.
  EBITDA of negative $1.2M in 2Q20 reflects a $6.1M improvement from negative $7.3M EBITDA in 2Q19 and $2.7M improvement over 1Q20. The EBITDA figure does not include any share of EBITDA from the Pure Sunfarms' joint venture and only reflects Emerald's operating results.
  Adjusted EBITDA of negative $0.1M reflects Emerald's proportionate share of Pure Sunfarms' 2Q20 EBITDA.
  Net cash flow used in operating and investing activities of $2.4M in 2Q20 decreased by $19.9M from $22.3M used in 2Q19 and decreased $2.2M from $4.6M used in 1Q20.

Key Initiatives and Accomplishments

  Increased recreational dried flower sales by 16% and volume (kilograms) by 23% from 1Q20. Revenue growth benefited from growing sales of Emerald-grown, Emerald-branded flower outside of Quebec and one week of sales, after a successful late-June launch of the new SouvenirTM brand, in Quebec. Initial shipments of Emerald-grown products to Alberta, Manitoba, Saskatchewan and Newfoundland and Labrador were made in April and May, and to Ontario in the last week of 2Q20. Emerald made its first product shipments from its Richmond greenhouse to British Columbia in late 1Q20.
  Successfully executed on our partnership with the Valens Company and shipped our first version of SYNC 25 CBD oil from our partner's facility in May 2020. Emerald also expanded its geographical market for SYNC 25 CBD from Alberta, British Columbia, Manitoba, Ontario, Newfound Land and Labrador, Saskatchewan and Nova Scotia with its first shipment to Quebec in June 2020.

Pure Sunfarms Joint Venture (41.3%-owned)

  Net sales, consisting entirely of dried cannabis, were $12.9M in 2Q20 compared to $18.0M in 1Q20. This quarter was marked by an 89% increase in volume sold of branded retail products compared to the prior quarter. The decrease in net sales was largely the result of a 29% lower net average selling price per gram of dried flower in 2Q20 compared to 1Q20 and a substantial decrease of sales in the wholesale market due to market conditions.
  Cost of goods sold of $0.83 per gram in 2Q20 compared to $0.88 per gram in 1Q20. The increase in large-format SKUs in Pure Sunfarms' product mix contributed to a lower overall cost per gram sold in 2Q20.
  Net loss of $0.2M in 2Q20 was negatively impacted by a $1.7M loss on fair value changes in biological assets.
  Seventh consecutive quarter of positive EBITDA.
  Emerald recognized $0.2M as its share of loss from Pure Sunfarms, as compared to $5.2M share of income recognized in 1Q20.
  Pure Sunfarms prepared for the imminent launch of its cannabis oil products and new product forms under its Cannabis 2.0 product roll-out plan.
  Received from Health Canada its cannabis cultivation sales licence based on an initial production area within its second 1.1 million square foot greenhouse in Delta, British Columbia (Delta 2), allowing it to expand capacity as needed through license amendments.
  Expanded its credit facility with a lending syndicate led by Bank of Montreal and including Farm Credit Canada and the addition of CIBC to its full $59 million capacity with the completion of the Credit Facility's accordion feature.

Financials Results & Capital Resources

Selected quarterly financial information

The following table summarizes selected quarterly financial information for the Company, which was derived from the audited annual financial statements prepared in accordance with IFRS or the condensed interim consolidated financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting:

Q2 2020 Key Financial and Operational Metrics

(Thousands of Canadian dollars)

	Q2 2020	Q1 2020
Financial Results
Gross revenue	$3,106	$3,333
Net revenue (net of excise duty)	2,481	2,889
Cannabis gross revenue
Dry cannabis	2,281	1,964
Cannabis oils	808	1,271
Other	17	98
Gross margin (net of fair value adjustment)	142	(504)
Total SG&A (net of share-based payments)	2,353	4,334
Total R&D expenses	275	433
Net loss*	(18,943)	(4,879)
EBITDA**	(1,176)	(3,851)
Adjusted EBITDA*	(87)	(298)

Balance Sheet
Cash & cash equivalents	1,073	581
Net working capital	(6,721)	(9,486)

Operational Results
Average selling price (net of excise duty)
Recreational	$3.59	$4.32
Medical	$8.83	$7.95

Pure Sunfarms Financial Results
Gross revenue	$19,307	$21,519
Gross margin (net of fair value adjustment)	4,308	9,397
Total SG&A	2,574	3,255
Net income (loss)	(158)	10,891
Adjusted EBITDA***	2,639	8,131

* Share of the net income from Pure Sunfarms adjusted for transactions with EMH and for fair value changes, and adjusted EBITDA from Pure Sunfarms are reflected in EMH net loss and adjusted EBITDA respectively.

EMH adjusted EBITDA is calculated by subtracting interest income, gain on changes in fair value of biological assets, share of income from joint venture and deferred income tax recovery, and adding back depreciation, share-based payments, other expenses, loss from fair value changes in financial assets, inventories written down due to fair value changes, non-recurring items and share of Pure Sunfarms adjusted EBITDA from EMH net loss and comprehensive loss.

**EBITDA is calculated by subtracting the share of Pure Sunfarms adjusted EBITDA from Adjusted EBITDA.

***Pure Sunfarms adjusted EBITDA is calculated by adding back Pure Sunfarms' change in fair value of biological asset, non operating expenses and gains, amortization expense and provision for income tax to net income.

The Company's unaudited condensed interim consolidated financial statements and MD&A for the three and six months ended June 30, 2020, together with other information related to the Company, including the Company's most recent Annual Information Form ("AIF"), can be found on SEDAR. Additional information related to the Company is available on its website at www.emeraldhealth.ca

Financing and Capital Resources

In 2Q20 and subsequent to the quarter, Emerald raised capital and issued shares with the following transactions. Full details are available in prior press releases and in various filings on SEDAR.com.

  April 9, 2020: raised $1.1M in gross proceeds from the exercise of 6,250,000 warrants at $0.17 per warrant. The warrants were originally issued in 2019 with an exercise price of $2.00 per common share, in connection with a convertible debenture. The terms of the 6,250,000 warrants were amended in April 2020 and the exercise price of the warrants was changed to $0.17 per common share.
  June 2, 2020: raised $2.1M in gross proceeds through a prospectus offering, issuing 11,351,351 units at $0.185 per unit. Each unit consisted of one common share and one common share purchase warrant.
  August 13, 2020: established an at-the-market offering (ATM) to issue shares from treasury for up to $3.25M to the public, from time to time, at the discretion of Emerald. Emerald has not accessed any proceeds from the ATM at the date of this release. The ATM is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder.

Other Corporate Updates

SouvenirTM brand successfully launched in Quebec with remarkable market receptivity

On June 22, 2020, Emerald introduced its new SouvenirTM cannabis brand to the Quebec adult-recreational cannabis market through the Société Québécoise du Cannabis (SQDC). The brand offers products grown in Quebec at Emerald's Verdélite facility. Consumer reaction to the Souvenir products has been very strong and the brand has contributed more than $1.5M in sales to date. The initial products included Chemdog and Grapefruit GG4, both high potency THC strains with distinct terpene profiles.

Signed a share purchase agreement for the sale of Verdélite Sciences and Verdélite Holdings, together, in consideration for a cash purchase price of $21.0 million

Emerald entered into a share purchase agreement with Quinto Resources Inc. on July 30, 2020, in respect of the sale of Emerald's wholly-owned subsidiaries, Verdélite Sciences and Verdélite Holdings. The subsidiaries own and operate the 88,000 square foot craft cannabis production indoor facility in St. Eustache, Quebec. Pursuant to the agreement, Quinto will purchase all issued and outstanding shares of the subsidiaries for a cash purchase price of $21.0M, subject to a 90-day working capital adjustment. Upon closing, Emerald will continue to sell its own products in Quebec, subject to certain restrictions over 75 days, and will retain exclusive rights to its Souvenir™ brand. Completion of the transaction is subject to various conditions, including obtaining applicable consents and approval of the purchaser's shareholders. The proceeds of this transaction will be used in a targeted and well-defined manner to improve the Company's working capital position, including eliminating the deferred payment in its entirety and reducing accounts payable, as well as reducing the long-term debt. Although, we expect this transaction to close in 4Q20, we cannot guarantee its closing.

Launched Emerald Fast Action SYNC™ Nano Cannabis 2.0 spray product line

On August 31, 2020, Emerald announced the launch of its Fast Action SYNC™ Nano cannabis spray products in the adult-recreational market. These products are based on nanoemulsion technology to provide rapid onset and shorter duration of effects to provide consumers with greater predictability and control of their cannabis experience. Saskatchewan and Alberta have received initial shipments of SYNC™ 15 Nano THC Fast Action Spray. SYNC™ 15 Nano CBD Fast Action Spray is planned for distribution in the coming months. Additionally, Emerald successfully launched its SYNCMED Nano CBD Fast Action Spray into the medical market in July.

Conference Call

Emerald Health Therapeutics will host a conference call on Tuesday, September 1, 2020 at 10:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the Internet at: https://services.choruscall.com/links/emhtf200619.html.

An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website: https://dev.emeraldhealth.ca/investors/events-and-presentations/

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and production excellence. Emerald's three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square feet); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 M square feet).

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

1(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Non-GAAP Financial Measures

This press release contains references to EBITDA. This financial measure is not a measure that has any standardized meaning prescribed by IFRS and is therefore referred to as "non-GAAP measures". Non-GAAP measures used by the Company may not be comparable to similar measures used by other companies. EBITDA is defined as "income (loss) before interest expenses, taxes, depreciation and amortization. Refer to the table above for information on the calculation of EBITDA used in this press release.

The Company uses these non-GAAP measures because they provide additional information regarding performance of the Company's overall business that are not otherwise reflected under IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; conversion of facilities; expansion of facilities; use of proceeds of financings; commencement of production; sales volumes; receipt of licenses; execution of final agreements with FTI; construction and operation of a laboratory; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.